FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2004

                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                       GRANITE MORTGAGES 04-2 PLC


                                       By: L.D.C. Securitisation Director
                                           No. 1 Limited


                                       By:    /s/ Sharon Tyson
                                             ------------------------
                                       Name:   Sharon Tyson
                                       Title:  Director


Date: December 21, 2004

                                       GRANITE FINANCE FUNDING
                                       LIMITED

                                       By:   /s/  Jonathan David Rigby
                                           -------------------------------
                                       Name:  Jonathan David Rigby
                                       Title:  Director

Date: December 21, 2004

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED

                                       By:  /s/  Daniel Le Blancq
                                           --------------------------
                                       Name:  Daniel Le Blancq
                                       Title:  Director

Date: December 21, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 October, 2004 - 31 October, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                           256,843

Current Balance - Trust Mortgage Assets               (GBP)22,027,751,745

Current Balance - Trust Cash and other Assets          (GBP)1,110,757,290

Last Months Closing Trust Assets                       (GBP)23,030,235,806

Funding share                                          (GBP)21,184,520,647

Funding Share Percentage                                   91.56%

Seller Share*                                          (GBP)1,953,988,389

Seller Share Percentage                                     8.44%

Minimum Seller Share (Amount)*                         (GBP)1,248,893,997

Minimum Seller Share (% of Total)                           5.40%

Excess Spread last quarter annualised (% of Total)          0.29%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------------
                        Number               Principal (GBP)      Arrears (GBP)               By Principal (%)

< 1 Month                252,566             21,669,419,627             0                         98.37%

> = 1 < 3 Months          3,541              299,540,203            2,610,187                     1.36%

> = 3 < 6 Months           588               47,058,703             1,192,170                     0.21%

> = 6 < 9 Months           119               9,260,596               403,150                      0.04%

> = 9 < 12 Months           27               2,132,482               123,591                      0.01%

> = 12 Months               2                 340,134                24,959                       0.00%

Total                    256,843             22,027,751,745         4,354,057                    100.00%
-------------------------------------------------------------------------------------------------------------------------




Properties in Possession

-------------------------------------------------------------------------------
                          Number            Principal (GBP)      Arrears (GBP)

Total (since inception)    230               13,760,634              681,854
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               79

Number Brought Forward                                                 65

Repossessed (Current Month)                                            14

Sold (since inception)                                                 151

Sold (current month)                                                    0

Sale Price / Last Loan Valuation                                      1.06

Average Time from Possession to Sale (days)                            130

Average Arrears at Sale                                             (GBP)2,586

Average Principal Loss (Since inception)*                            (GBP)138

Average Principal Loss (current month)**                               (GBP)0

MIG Claims Submitted                                                    6

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
------------------------------------------------------------------------------
                                              Number           Principal (GBP)

Substituted this period                          0                  (GBP)0

Substituted to date (since 26 March 2001)     478,055      (GBP)39,832,603,134
------------------------------------------------------------------------------
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                              Monthly              Annualised

Current Month CPR Rate                         4.55%                 42.82%

Previous Month CPR Rate                        4.72%                 44.04%
------------------------------------------------------------------------------
------------------------------------------------------------------------------



------------------------------------------------------------------------------
------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       25.00

Weighted Average Remaining Term (by value) Years                   20.25

Average Loan Size                                                 (GBP)85,763

Weighted Average LTV (by value)                                   75.02%

Weighted Average Indexed LTV (by value)                           60.51%

Non Verified (by value)                                           35.51%
------------------------------------------------------------------------------

Product Breakdown
------------------------------------------------------------------------------
Fixed Rate (by balance)                                              49.91%

Together (by balance)                                                23.83%

Capped (by balance)                                                   0.95%

Variable (by balance)                                                22.28%

Tracker (by balance)                                                  3.02%

Total                                                                100.0%
------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------------
                          Number                 % of Total         Value (GBP)                   % of Total

East Anglia               5,133                2.00%               440,555,035                    2.00%

East Midlands             18,123               7.06%              1,389,951,135                   6.31%

Greater London            31,362              12.21%              4,436,389,202                   20.14%

North                     29,895              11.64%              1,687,325,784                   7.66%

North West                34,502              13.43%              2,354,766,662                   10.69%

Scotland                  28,766              11.20%              1,810,681,193                   8.22%

South East                38,180              14.87%              4,498,066,906                   20.42%

South West                16,431               6.40%              1,572,781,475                   7.14%

Wales                     10,519               4.10%               707,090,831                    3.21%

West Midlands             16,801               6.54%              1,345,895,632                   6.11%

Yorkshire                 27,131              10.56%              1,784,247,891                   8.10%

Total                    256,843               100%              22,027,751,745                    100%
-------------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown
-------------------------------------------------------------------------------------------------------------------------
                                              Number                Value (GBP)                   % of Total

0% < 25%                                       8,935               345,835,702                    1.57%

> = 25% < 50%                                 30,354              2,209,383,500                   10.03%

> = 50% < 60%                                 19,742              1,768,828,465                   8.03%

> = 60% < 65%                                 11,611              1,099,184,812                   4.99%

> = 65% < 70%                                 13,726              1,334,881,756                   6.06%

> = 70% < 75%                                 18,583              1,782,045,116                   8.09%

> = 75% < 80%                                 20,042              2,207,180,725                   10.02%

> = 80% < 85%                                 31,021              3,187,415,678                   14.47%

> = 85% < 90%                                 35,492              3,024,410,315                   13.73%

> = 90% < 95%                                 52,639              3,980,414,740                   18.07%

> = 95% < 100%                                14,457              1,072,751,510                   4.87%

> = 100%                                        241                15,419,426                     0.07%

Total                                         256,843            22,027,751,745                   100.0%
-------------------------------------------------------------------------------------------------------------------------

Repayment Method
-------------------------------------------------------------------------------------------------------------------------
                                              Number                Value (GBP)                   % of Total

Endowment                                     27,027              2,066,203,114                   9.38%

Interest Only                                 34,705              4,874,741,461                   22.13%

Pension Policy                                  613                63,880,480                     0.29%

Personal Equity Plan                           1,160               88,111,007                     0.40%

Repayment                                     193,338            14,934,815,683                   67.80%

Total                                         256,843            22,027,751,745                  100.00%
-------------------------------------------------------------------------------------------------------------------------

Employment Status
-------------------------------------------------------------------------------------------------------------------------
                                              Number                Value (GBP)                   % of Total

Full Time                                     225,061            18,192,720,166                   82.59%

Part Time                                      3,202               191,641,440                    0.87%

Retired                                         487                15,419,426                     0.07%

Self Employed                                 25,467              3,500,209,752                   15.89%

Other                                          2,626               127,760,960                    0.58%

Total                                         256,843            22,027,751,745                  100.00%
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           6.84%

Effective Date of Change                                     1 September 2004
-------------------------------------------------------------------------------

Notes      Granite Mortgages 04-2 plc

-------------------------------------------------------------------------------------------------------------------------
                            Outstanding          Rating           Reference Rate                 Margin
                                            Moodys/S&P/Fitch

Series 1

A1                     $675,585,869              Aaa/AAA/AAA          1.95%                       0.04%

A2                     $1,322,800,000            Aaa/AAA/AAA          1.98%                       0.07%

B                      $40,300,000                Aa3/AA/AA           2.08%                       0.17%

M                      $33,200,000                  A2/A/A            2.19%                       0.28%

C                      $73,500,000              Baa2/BBB/BBB          2.61%                       0.70%

Series 2

A1                    (euro)1,340,000,000        Aaa/AAA/AAA          2.26%                       0.14%

A2                 (GBP)244,000,000              Aaa/AAA/AAA          5.09%                       0.14%

B                      (euro)92,000,000           Aa3/AA/AA           2.39%                       0.27%

M                      (euro)53,500,000              A2/A/A           2.52%                       0.40%

C                      (euro)89,000,000         Baa2/BBB/BBB          2.92%                       0.80%

Series 3

A                  (GBP)752,100,000              Aaa/AAA/AAA          5.11%                       0.16%

B                  (GBP)38,900,000                Aa3/AA/AA           5.27%                       0.32%

M                  (GBP)26,500,000                 A2/A/A             5.42%                       0.47%

C                  (GBP)48,500,000              Baa2/BBB/BBB          5.80%                       0.85%
-------------------------------------------------------------------------------------------------------------------------

Credit Enhancement
-------------------------------------------------------------------------------------------------------------------------
                                                                                       % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                        (GBP)206,069,892                    6.06%

Class C Notes ((GBP) Equivalent)                              (GBP)150,734,519                    4.44%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                       % of Funding Share

Class B and M Notes ((GBP) Equivalent)                        (GBP)206,069,892                    0.97%

Class C Notes ((GBP) Equivalent)                              (GBP)150,734,519                    0.71%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement               (GBP)44,900,000                    0.21%

Balance Brought Forward                                       (GBP)33,700,000                    0.16%

Drawings this Period                                              (GBP)0                         0.00%

Excess Spread this Period                                     (GBP)5,548,331                     0.03%

Funding Reserve Fund Top-up this Period*                      (GBP)4,731,654                     0.02%

Current Balance                                               (GBP)43,979,984                    0.21%
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                        (GBP)21,876,149                    0.10%

Funding Reserve %                                                  1.0%                            NA
-------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.